Rider — Guaranteed Minimum Accumulation Benefit

The purpose of the Guaranteed Minimum Accumulation Benefit provided under this Rider is to provide a guaranteed minimum Contract Value after a specified period of time. The Accumulation Benefit Base is established for the sole purpose of determining the Guaranteed Minimum Accumulation Benefit and cannot be withdrawn in a lump sum and is not payable as a death benefit. Termination of the Contract results in termination of this Rider. Termination of the Rider or the Contract will result in termination of the Guaranteed Minimum Accumulation Benefit under this guarantee.

The Penn Mutual Life Insurance Company (the “Company”) agrees, subject to and in accordance with the provisions of this supplemental agreement (“the Rider”), to provide the Guaranteed Minimum Accumulation Benefit described below.

This Rider is a part of the Contract to which it is attached. It is subject to all of the provisions of the Contract unless stated otherwise in this Rider. Provisions of the Rider will apply in lieu of any Contract provisions to the contrary.

Accumulation Benefit Period — The Initial Accumulation Benefit Period and the available Accumulation Benefit Periods are listed in the Additional Contract Specifications. The current Accumulation Benefit Period for this Rider is effective on the latest of:

(a)	the Effective Date of this Rider;
(b)	a Reset Benefit Date; or
(c)	the Contract Anniversary on which a renewal of the Guaranteed Minimum Accumulation Benefit is effective.

Guaranteed Minimum Accumulation Benefit — When this Rider is in effect, if the Guaranteed Minimum Accumulation Benefit Amount exceeds the Contract Value at the end of the Accumulation Benefit Period, the Company will increase such Contract Value to equal the Guaranteed Minimum Accumulation Benefit Amount.

At the end of the Accumulation Benefit Period, the Guaranteed Minimum Accumulation Benefit will be renewed with an Accumulation Benefit Period of the same length as the previous Accumulation Benefit Period provided that the new Accumulation Benefit Period would end on or prior to the Annuity Date. An election to change the new Accumulation Benefit Period must be made in writing by the Contract Owner and received by the Company, in good order, within 30 days of the Contract Anniversary on which the renewal is effective.

Guaranteed Minimum Accumulation Benefit Amount — The Guaranteed Minimum Accumulation Benefit Amount will be equal to the Accumulation Benefit Base multiplied by the Accumulation Benefit Percentage for the applicable Accumulation Benefit Period as specified in the Additional Contract Specifications.

Accumulation Benefit Base —The Accumulation Benefit Base will be equal to (a) plus (b) minus (c) where:

(a)	is the Contract Value at the start of the Accumulation Benefit Period;
(b)	is the amount of each subsequent Purchase Payment and Purchase Payment Enhancement (if applicable) received during the first contract year of the Accumulation Benefit Period; and
(c)	is an adjustment for withdrawals taken during the Accumulation Benefit Period and for Purchase Payment Enhancements forfeited as a result of the withdrawals (if applicable).

Reset Benefit and Reset Benefit Date — A Reset Benefit sets the Accumulation Benefit Base equal to 100% of the Contract Value as of the Reset Benefit Date. The Reset Benefit Date is any Contract Anniversary after the Effective Date of this Rider on which the Owner elects a Reset Benefit provided that the Annuity Date is not earlier than the end of the new Accumulation Benefit Period.

The Contract Owner may elect the same Accumulation Benefit Period or change the Accumulation Benefit Period on any Reset Benefit Date. Such an election must be made in writing by the Contract Owner and received by the Company, in good order, within 30 days of the Contract Anniversary on which the Reset Benefit is effective.

Once a Reset Benefit has been elected and is effective, a new Accumulation Benefit Period will commence as of the most recent Reset Benefit Date and the previously effective Accumulation Benefit Period will terminate.

Effect of subsequent Purchase Payments on Accumulation Benefit Base — During the first contract year of the Accumulation Benefit Period, the Accumulation Benefit Base increases by the dollar amount of each subsequent Purchase Payment. Purchase Payments made after the first contract year of the Accumulation Benefit Period are not included in the Accumulation Benefit Base.

Effect of Purchase Payment Enhancements — This provision only applies to contracts that include a Purchase Payment Enhancement Endorsement as listed on Page 3.

Effect of Purchase Payment Enhancements on the Accumulation Benefit Base — Purchase Payment Enhancements associated with Purchase Payments that have been received during the first contract year of the Accumulation Benefit Period will be included in the Accumulation Benefit Base. Purchase Payment Enhancements associated with Purchase Payments that have been made after the first contract year of the Accumulation Benefit Period are not included in the Accumulation Benefit Base.

Reset Benefit — If the Contract to which this Rider is attached provides Purchase Payment Enhancements, the Contract Value will be immediately credited with the Purchase Payment Enhancement for every Purchase Payment that is made. If a Reset Benefit under this Rider is elected on a subsequent anniversary, any portion of Purchase Payment Enhancement(s) that is part of the then current Contract Value will also become part of the Accumulation Benefit Base.

Withdrawals — If the Contract to which this Rider is attached provides Purchase Payment Enhancements, the amount of Purchase Payment Enhancements forfeited as a result of withdrawals will reduce the Accumulation Benefit Base in the same manner as withdrawals (described below).

Effect of Withdrawals on Accumulation Benefit Base — The Accumulation Benefit Base will be reduced for withdrawals by the withdrawal amount multiplied by the ratio of (a) to (b), where:

(A)	is the Accumulation Benefit Base immediately before the withdrawal; and
(B)	is the Contract Value immediately before the withdrawal.

Effect of Partial Annuitization on Accumulation Benefit Base — Partial Annuitization will reduce the Accumulation Benefit Base in the same manner as withdrawals (described above).

Effect of Contract Value reducing to zero on Guaranteed Minimum Accumulation Benefit — If the Contract Value is reduced to zero and the Accumulation Benefit Base is greater than zero, the Guaranteed Minimum Accumulation Benefit will continue until end of Accumulation Benefit Period, where the Contract Value will be set equal to the Guaranteed Minimum Accumulation Benefit Amount. If the Contract Value is reduced to zero and the Accumulation Benefit Base is also reduced to zero, the Contract will be terminated.

Required Minimum Distributions (RMDs) — If the Contract is subject to required minimum distributions (subject to IRS enforcement rules), and the Contract has been in effect through at least one calendar year-end, the Contract Owner can elect required minimum distribution (RMD) withdrawals. RMD calculations will be limited to this Contract only.

Effect of Required Minimum Distributions on Guaranteed Minimum Accumulation Benefit — Required Minimum Distributions do not receive favorable treatment under the Guaranteed Minimum Accumulation Benefit portion of this Rider. Required Minimum Distribution withdrawals will reduce the Accumulation Benefit Base as described in the “Effect of Withdrawals on Accumulation Benefit Base” provision.

Investment Allocation Options — The initial investment allocation program for this Rider is described in the Additional Contract Specifications. If in the future there is a change in the investment allocation program, the Contract Owner will be notified in writing 60 days prior to the new investment allocation program becoming effective. The new program will apply to existing and new purchasers of this Rider.

Rider Charge — The Rider Charge is expressed as an annual percentage of the Accumulation Benefit Base. One fourth of the annual Rider Charge will be multiplied by the average monthly Accumulation Benefit Base for the quarter and this amount will be deducted quarterly from the Contract Value on the dates specified in the Additional Contract Specifications. The Rider Charge will not exceed the Maximum Rider Charge (the Initial Rider Charge and the Maximum Rider Charge are both specified in the Additional Contract Specifications). Rider Charges will be deducted while this Rider is inforce.

The Rider Charge will be deducted from the Subaccounts of the Variable Account pro-rata, based on the fund allocation at the time of deduction. The Company will deduct any accrued but uncollected Rider Charge on the date the Contract is surrendered. In addition, upon payment of any death benefit associated with the Contract, the death benefit payable will be reduced by the accrued Rider Charge. No Rider Charge will be imposed upon annuitization, or deducted after the Annuity Date.

Upon renewal of the Guaranteed Minimum Accumulation Benefit or if a Reset Benefit is elected, the Rider Charge may be increased, but by no more than the Maximum Rider Charge Increase specified in the Additional Contract Specifications, and will not be greater than the Rider Charge applicable to the class of Contract Owners then electing this Rider. The Rider Charge will not exceed the Maximum Rider Charge specified in the Additional Contract Specifications. The Contract Owner will be notified in writing before a Rider Charge increase.

Rider Changes — For any written change request accepted by the Company, the Company will send a confirmation of the change to the Contract Owner.

Periodic Reports — The Company will furnish the Contract Owner with periodic reports. The periodic reports will be provided at least annually without charge and will provide current information as of a date not more than four months prior to the date of mailing.

Reports will contain at least the following information:

(1)         the Accumulation Benefit Base, and

(2)         the Guaranteed Minimum Accumulation Benefit Amount.

Additional status reports will be made available to the Contract Owner upon request for a fee that will not exceed the amount stated on Page 3.

Termination of Rider —

Upon the earliest of the following, the Rider will be terminated, but the Contract will remain in force:

(1)	At the end of the Accumulation Benefit Period if the new Accumulation Benefit Period will end after the Annuity Date;
(2)	On the contract anniversary immediately following receipt by the Company of a written request by the Owner to discontinue the Rider;
(3)	Annuitization under the Base Contract.

Upon Rider termination:

•	Charges for the Rider stop accruing (accrued but un-assessed Rider Charges will be deducted on the next applicable date when Rider Charges are deducted),
•	Investment Allocation restrictions (if applicable) no longer apply, and
•	Any Guaranteed Minimum Accumulation Benefit available under the Rider will terminate.

If the Contract is terminated, the Rider will also be terminated. Both the Contract and the Rider will terminate upon the earliest of:

(1)	Full surrender of the Contract;
(2)	The Death Benefit is paid as described in the Contract;
(3)	The Contract Value is reduced to zero and the Accumulation Benefit Base is also reduced to zero.

Rider Effective Date — The Rider Effective Date is the same as the Contract Date unless another Rider Effective Date is specified in Additional Contract Specifications.

The Penn Mutual Life Insurance Company